EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$811	$574	$755	$227	$21
Add (deduct):
Fixed charges	184	258	240	329	420
Capitalized interest	(3)	(5)	(7)	(6)	(6)
Amortization of capitalized interest	7	7	10	6	7
Equity in (earnings) losses related to equity method investees	(21)	(76)	(29)	14	(3)
Distributions from equity investments	29	27	7	6	4
Adjusted earnings	$1,007	$785	$976	$576	$443
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$154	$227	$207	296	365
Capitalized interest	3	5	7	6	6
Portion of rents representative of the interest factor	27	26	26	27	49
Total fixed charges	$184	$258	$240	$329	$420
Ratio of earnings to fixed charges	5.5	3.0	4.1	1.8	1.1